SCHEDULE “B’ RESTRICTED SHARE PLAN APRIL 4, 2011 (as amended by the Board of Directors on March 26, 2013, March 30, 2016 and April 22, 2019), April 22, 2019 and April 9, 2025) ARTICLE 1 DEFINITIONS AND INTERPRETATION 1.01 Definitions For purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings: A. “Act” means the Business Corporations Act (British Columbia) or its successor, as amended from time to time; B. “Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person; C. C“Blackout Period” means a period of time imposed by the Corporation, pursuant to the Corporation’s policies, upon certain designated persons during which those persons may not trade in any securities of the Corporation; D. “Board” means the Board of Directors of the Corporation; E. “Change of Control” means the occurrence of any one or more of the following events: (i) a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Corporation and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Corporation immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Corporation or its successor; - 2 - (ii) the sale, exchange or other disposition to a person other than an affiliate of the Corporation of all, or substantially all of the Corporation’s assets; (iii) a resolution is adopted to wind-up, dissolve or liquidate the Corporation; (iv) a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Corporation or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or (v) any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation's outstanding Voting Securities which may be cast to elect directorsDirectors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directorsDirectors); For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directorsDirectors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directorsDirectors but are convertible into or exchangeable for shares which are entitled to vote for the election of directorsDirectors including any options or rights to purchase such shares or securities; F. “Code” means the United States Internal Revenue Code of 1986, as amended; F.G. “Committee” means the Directors or, if the Directors so determine in accordance with Section 2.03 of the Plan, thea committee of the Directors authorized to administer the Plan, which includesmay include any compensation committeeCompensation Committee of the Board; G.H. “Corporation” means Sandstorm Gold Ltd., a corporation incorporatedorganized under the Act and includes any successor corporation thereof; H.I. “Deferred Payment Date” means the date for a Participant under the Plan after the Restricted Period and not later than the Participant’s Retirement Date which the Participant has elected to defer receipt of Restricted Shares; I.J. “Designated Affiliate” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time; J.K. “Directors” means the boardBoard of directorsDirectors of the Corporation from time to time; K.L. “Eligible Contractor” means “Consultant” as that term is defined in the Section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time (“NI 45-106”); L.M. “Eligible Directors” means the Directors and the directors of any Designated Affiliate from time to time; - 3 - M.N. “Eligible EmployeesEmployee” means employees, including officersan employee of the Corporation or of a Subsidiary, whether an Eligible DirectorsDirector or not, and includingincludes an officer of the Corporation or a Subsidiary, and includes both full-time and part-time employees, of the Corporation or any Designated Affiliate; O. “Grant Date” means the effective date of each grant of Restricted Share Rights under this Plan by the Committee and specified in the applicable Grant Agreement as the date on which Restricted Share Rights are granted; N.P. “Insider” means an "Insider" as defined in the TSX Policies, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Corporation; O.Q. “Investor Relations Activities” has the meaning set out in Section 2.22 of NI 45-106; P.R. “Management Company Employee” means an individual employed by a person providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a person engaged in Investor Relations Activities; Q.S. “Participant” for the Plan means each Eligible Director, Eligible Contractor, Eligible Employee and Management Company Employees to whom Restricted Share Rights are granted; T. “Person” or “person” includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency and any other form of entity or organization; R.U. “Plan” means the Corporation’sthis Restricted Share Plan, as same may be amended from time to time; S.V. “Restricted Period” means any period of time that a Restricted Share Right is not exercisable and the Participant holding such Restricted Share Right remains ineligible to receive Restricted Shares, determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving the death or disability of a Participant; T.W. “Retirement” in respect of a Participant means the Participant ceasing to be an Eligible Employee, Eligible Director, Eligible Contractor or Management Company Employee after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent; U.X. “Retirement Date” means the date that a Participant ceases to be an Eligible Employee, Eligible Director, Eligible Contractor or Management Company Employee due to the Retirement of the Participant; V.Y. “Restricted Share Rights” has such meaning as ascribed to such term at Section 3.02 of this Plan; W.Z. “Restricted Shares” means the Shares issuable in satisfaction of Restricted Share Rights; X.AA. “Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article Five of this Plan; - 4 - BB. “Subsidiary” means a Person (other than an individual) which is controlled, directly or indirectly by the Company, whether as a result of registered or beneficial ownership of a majority of the voting securities of such Person, a contractual arrangement or otherwise; Y.CC. “Termination” means: (i) in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Corporation or a Designated Affiliate or the cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of the resignation or otherwise, other than the Retirement, of the Eligible Employee; (ii) in the case of an Eligible Director, the removal of or failure to re-elect or re-appoint the Eligible Director as a director of the Corporation or a Designated Affiliate; and (iii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or a Designated Affiliate; for greater certainty, in each case, other than for death or disability of a Participant; Z.DD. “TSX” means the Toronto Stock Exchange; and or any successor thereto; AA.EE. “TSX Policies” means the policies included in the TSX Company Manual and “TSX Policy” means any one of them.; and FF. “U.S. Taxpayer” means any Participant who is, at the relevant time, subject to Section 409A of the Code. 1.02 Securities Definitions: In the Plan, the termsterm “affiliate” and “subsidiary” shall have the meaningsmeaning given to such termsterm in the Securities Act (British Columbia). 1.03 Headings: The headings of all articles, Sectionssections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan. 1.04 Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires. 1.05 References to this Restricted Share Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, Sectionsection, paragraph or other part hereof. 1.06 Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada. ARTICLE 2 PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE PLAN 2.01 Purpose of the Restricted Share Plan: The Plan provides for the acquisition of Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees, directors, management company employeesDirectors, Management Company Employees and consultants of the Corporation and the Designated Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares by key employees, consultants and directorsDirectors of the Corporation and Designated Affiliates, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees, consultants, management company employees and directorsManagement Company Employees and Directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

- 5 - 2.02 Administration of the Restricted Share Plan: TheSubject to the general purposes, terms and conditions of this Plan, applicable corporate, securities and tax law requirements and to the direction of the Board, this Plan shall be administered by the Committee, in its sole and absolute discretion, and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to establish, adopt, amend and rescind suchany rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation. This Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board or the Committee with regard to the allotment or issuance of any Shares or any other securities in the capital of the Corporation. For greater clarity the Corporation shall not, by virtue of this Plan, be in any way restricted from declaring and paying stock dividends, repurchasing Shares or any other securities in its share capital, or varying or amending its share capital or corporate structure. It is intended that this Plan and the Grant Agreements (as defined below) and the payments thereunder will comply with or be exempt from Section 409A of the Code (and any regulations and guidelines issued thereunder), to the extent this Plan and such agreements are subject thereto, and this Plan and such agreements shall be interpreted on a basis consistent with such intent. If an amendment of this Plan and such agreements is necessary in order for it to comply with or be exempt from Section 409A of the Code, the Committee will adopt any such amendment in a manner that preserves the original intent of the parties to the extent reasonably possible. No action or failure to act by the Committee shall subject the Corporation to any claim, liability, or expense and the Corporation shall not have any obligation to indemnify or otherwise protect any person from the obligation to pay any taxes, interest or penalties pursuant to Section 409A of the Code. 2.022.03 Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three (3) Directors, including any compensation committee of the Board. 2.032.04 Record Keeping: The Corporation shall maintain a register in which shall be recorded: (a) the name and address of each Participant in the Plan; (b) the number of Restricted Share Rights granted to each Participant under the Plan; and (c) the number of Restricted Shares issued to each Participant under the Plan. - 6 - 2.042.05 Determination of Participants and Participation: The Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Restricted Share Rights shall be granted and the provisions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant. 2.052.06 Maximum Number of Shares: The maximum number of Shares reserved for issuance from treasury under the Plan at any point in time, subject to adjustment pursuant to the provisions of this Plan, shall not exceed 4,500,000 Shares. Global Combined Maximum Limit: Commencing effective January 1, 2025, at no time shall the number of Shares which have been reserved for issuance under Restricted Share Rights which have been awarded by the Corporation and are OUTSTANDING under this Plan from time to time, combined with awards OUTSTANDING from time to time under all of the Corporation’s other previously established or proposed share based compensation arrangements, exceed that number which is equal to 6.0% of the Corporation’s issued and outstanding Shares from time to time. Any Shares subject to a Restricted Share Right which have been awarded under the Plan and which have been cancelled or terminated in accordance with the terms of the Plan without the applicable Restricted Period(s) having expired will again be available for issuance under the Plan. The maximum number of Shares reserved for issuance from treasury under the Plan will be automatically replenished by that amount of Shares which is equal to the number of Shares issued by the Corporation from time to time upon the vesting of any Restricted Share Rights (the “Automatic Replenishment Feature”). Because of this Automatic Replenishment Feature and notwithstanding any other provision of the Plan, as required by the TSX, the Plan shall be subject to re-approval by the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation and accepted by the TSX at least once every three (3) years following approval of the Plan, as amended, in 2019 containing this Automatic Replenishment Feature. Shareholders will be requested to pass a resolution every three (3) years specifically approving unallocated entitlements under this Plan. However, all allocated awards under this Plan, such as Restricted Share Rights which have been granted but not yet vested, will continue unaffected. The number of Restricted Share Rights available for award by the Corporation under this Plan at any point in time shall be calculated as follows, where: A = 4,500,000 B = the number of Restricted Share Rights awarded to date C = the number of Restricted Share Rights cancelled or terminated to date D = the number of Shares issued to date upon vesting of Restricted Share Rights then, A - B + C + D = the number of Restricted Share Rights available for award by the Corporation under the Plan at that point in time. The maximum aggregate number of Shares: - 7 - (a) which may be reserved for issuance to any one Participant under the Restricted Share Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements shall not exceed 52.0% of the issued and outstanding Shares on the grant dateGrant Date (on a non-diluted basis); (b) which may be issuable to Insiders under the Restricted Share Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements shall not exceed 8.5.0% of the Shares issued and outstanding on the grant dateGrant Date (on a non-diluted basis); and (c) which may be issued to Insiders under the Restricted Share Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements within a twelve-month period shall not exceed 8.5.0% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis). Furthermore, the maximum equity value which may be granted by the Corporation to each Eligible Director who is not also an Eligible Employee (a “Non-Employee Director”) under the Plan, together with all of the Corporation’s other previously established or proposed share compensation arrangements, shall not exceed US$150,000 in any fiscal year (subject to inflation) and may only be granted in lieu of their cash based annual retainers (the “Non-Employee Director Participation Limit”). The Non-Employee Director Participation Limit doesLimits do not apply where the Corporation is making an initial grant to a new Non-Employee Director upon that person joining the Board. In the event that the Corporation purchases Shares for cancellation from time to time pursuant to its Normal Course Issuer Bid, the Corporation shall be deemed to be in compliance with the foregoing maximum limits if, prior to such purchases and/or cancellations, the Corporation was in compliance with such specified maximum limits. ARTICLE 3 RESTRICTED SHARE PLAN 3.01 Restricted Share Plan: The Plan is hereby established for the Participants. 3.02 Participants: Subject to Section 2.06 the Committee shall have the right to grant, in its sole and absolute discretion, to any Participant rights (“Restricted Share Rights”) to acquirereceive any number of fully paid and non-assessable Shares as a discretionary payment in consideration of past services to the Corporation, subject to the Plan and with such provisions and restrictions as the Committee may determine. At the end of the Restricted Period or, if applicable, at a later Deferred Payment Date, and without payment of additional consideration or any other further action on the part of the holder of the Restricted Share Right, the Corporation shall issue to the Participant holding the Restricted Share Right one (1) Share for each Restricted Share Right held by the Participant for which the Restricted Period has expired. 3.03 Restricted Share Right Grant Letter: Each grant of a Restricted Share Right under the Plan shall be evidenced by a Restricted Share Right Grant Letter (“Grant Agreement”) to the Participant from the Corporation. Each Grant Agreement shall have a copy of the Plan attached thereto. Such Restricted Share Right Grant LetterAgreement shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Restricted Share Right Grant Letter. Agreement. The provisions of the various Restricted Share Right Grant LettersAgreements issued under the Plan need not be identical. To the extent that there is any inconsistency between the - 8 - Plan and the Restricted Share Right Grant LetterAgreements or any other communications, the Plan shall prevail. The Corporation shall provide each Participant with a copy of all amendments to this Plan. 3.04 Restricted Period: Upon the grant of Restricted Share Rights to a Participant, the Committee shall determine the Restricted PeriodsPeriod(s) applicable to such Restricted Share Rights. For greater certainty, all Restricted Share Rights granted hereunder to a Participant shall vest over a three (3) year period from the grant dateGrant Date (i.e. one- third per year beginning on the first anniversary of the grant dateGrant Date), unless deferred in accordance with Section 3.05 of the Plan. 3.05 Deferred Payment Date: Participants may elect to defer the receipt of all or any part of their entitlement to Restricted Shares until a Deferred Payment Date. 3.06 Prior Notice of Deferred Payment Date: Participants who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than thirty (30) days prior to the expiration of the Restricted Period. Participants may changeextend a Deferred Payment Date by providing written notice to the Corporation not later than thirty (30) days prior to the Deferred Payment Date; PROVIDED THAT, where a Participant advised the Committee of his or her Retirement or Termination and such Participant has previously elected a Deferred Payment Date that is the Retirement or Termination of such Participant or a later date, such Participant may elect by written notice to the Corporation prior to such Retirement or Termination to set a new Deferred Payment Date provided that such new Deferred Payment Date is later than the Retirement or Termination of such Participant and the Committee has consented to such extension, in its sole discretion. 3.07 Retirement or Termination during Restricted Period: In the event of the Retirement or Termination of a Participant during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination. 3.08 Retirement or Termination after Restricted Period: In the event of the Retirement or Termination of the Participant following the Restricted Period and, if applicable, prior to the Deferred Payment Date, the Corporation shall issue forthwith the Restricted Shares in accordance with the Restricted Share Rights held by the Participant unless: (a) the Participant has requested that this section 3.08 not apply and the Committee has consented to such request, in its sole discretion; or (b) the Participant is subject to taxation in the United States in respect of income derived from the Restricted Share Rights and a delay is required by Section 409A(a)(2)(B)(i) of the Code. In the event that Restricted Share Rights remain outstanding after the Retirement or Termination of a Participant in accordance with Section 3.06 and Section 3.08(a), a Participant may elect, on not less than thirty (30) days written notice to the Corporation and not more than twice, to receive any or all of the Restricted Share Rights held by the Participant prior to the Deferred Payment Date and to have the Corporation issue the Restricted Shares issuable upon such election for such Restricted Share Rights. 3.09 Payment of Dividends: Subject to the absolute discretion of the Committee, the Committee may determine to pay Participants cash equal to any cash dividends declared on Shares that would be payable on Restricted Shares issuable in accordance with the Restricted Share Rights for which the Restricted Period has not expired in the manner and at the time such dividends are ordinarily paid to holders of Shares. The Corporation shall pay Participants cash equal to any cash dividends declared and paid on Shares that would be payable on Restricted Shares after the applicable Restricted Period, if the Deferred Payment Date has not occurred, in the manner and at the time such dividends are ordinarily paid to holders of Shares.

- 9 - 3.103.09 Death or Disability of Participant: In the event of the death or total disability of a Participant, any Restricted Shares represented by Restricted Share Rights held by the Participant shall be immediately issuable by the Corporation. 3.113.10 Change of Control: In the event of a Change of Control and if, at the time of the Change of Control: (a) the Participant is an Eligible Employee and, within 12 months of such Change of Control, the Corporation terminates the employment or services of said Participant/Eligible Employee for any reason other than just cause or any “event of termination” occurs (as defined in the employment agreement or other contractual arrangement in place between the Participant/Eligible Employee and the Corporation) (the “Event of Termination”), then, on the date of such Event of Termination, all Restricted Share Rights outstanding and held by the Participant shall immediately vest and the Corporation shall forthwith issue the Restricted Shares to the Participant notwithstanding any Restricted Period(s) or any applicable Deferred Payment Date(s); (b) the Participant is not an Eligible Employee of the Corporation, then all Restricted Share Rights outstanding and held by the Participant shall immediately vest and the Corporation shall forthwith issue the Restricted Shares to the Participant notwithstanding any Restricted Period(s) or any applicable Deferred Payment Date(s). 3.123.11 Necessary Approvals: The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation and acceptance by the TSX orand any other required regulatory authority having jurisdiction over the securities of the Corporationapproval. 3.133.12 Term of the Restricted Share Plan: The Plan herein shall become effective on the date on which it is approved by the shareholders. The Plan shall remain in effect until it is terminated by the Board. ARTICLE 4 WITHHOLDING TAXES 4.01 Withholding Taxes: The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or any Designated Affiliate of the Corporation for any amount which the Corporation or Designated Affiliate of the Corporation is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan which provide for the sale of Restricted Shares (or a portion thereof) in the market upon the issuance of such Shares under the provisions of the Plan to satisfy withholding obligations under the Plan. ARTICLE 5 GENERAL - 10 - 5.01 Effective Time of Restricted Share Plan: The Plan shall become effective upon a date to be determined by the Board. 5.02 Amendment of Restricted Share Plan: The Committee may from time to time in the absolute discretion of the Committee amend, modify and change the provisions of the Plan without shareholder approval, provided that any amendment, modification or change to the provisions of the Plan which would: (a) materially increase the benefits under the Plan; (b) increase the number of Shares, other than by virtue of Sections 5.07 and 5.08 of the Plan, which may be issued pursuant to the Plan; (c) make any amendment which increases the Non-Employee Director Participation Limit as set out in Section 2.06; (d) materially modify the requirements as to eligibility for participation in the Plan; or (e) make any amendment to this Section 5.02 so as to increase the ability of the Board to amend the Plan without shareholder approval; shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation, if required, by the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation. The Board may discontinue the Plan at any time without first obtaining shareholder approval, provided that, without the consent of a Participant, such discontinuance may not in any manner adversely affect thea Participant’s rights under any Restricted Share Right granted under the Plan. 5.03 Non-Assignable: Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable. 5.04 Rights as a Shareholder: No holder of any Restricted Share Rights shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period or Deferred Payment Date, as applicable. Subject to Section 3.09, no holder of any Restricted Share Rights shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date of expiry of the Restricted Period or Deferred Payment Date, as applicable. 5.05 No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary. 5.06 Automatic Extension of Restricted Period or Deferred Payment Date during Black OutsBlackouts: In the event any Restricted Period expires or a Deferred Payment Date occurs during a self imposed black out periodBlackout Period on trading securities of the Corporation, such Restricted Period or Deferred Payment Date shall be automatically extended until 48 hours after such black out period has expired. Blackout Period has - 11 - expired; PROVIDED HOWEVER that in the case of a U.S. Taxpayer, the change in the Restricted Period does not violate Section 409A of the Code. Notwithstanding Section 3.07, if a Restricted Period is automatically extended pursuant to this Section 5.06, in the event of the Retirement or Termination of a Participant during the time the Restricted Period was extended, the Restricted Share Rights so extended held by the Participant shall not be terminated in accordance with Section 3.07 and shall continue to be in effect. 5.07 Adjustment in Number of Shares Subject to the Restricted Share Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in: (a) the number of Shares available under the Plan; and (b) the number of Shares subject to any Restricted Share Rights. If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. as no fractional Shares may be issued under this Plan. In the event the calculated number of Shares to be issued hereunder is a fraction, the Participant will receive the next lowest whole number of Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest. All such adjustments shall be conclusive, final and binding for all purposes of thethis Plan. 5.08 Take-over Bid: In the event that the Corporation becomes the subject of a take-over bid pursuant to which 100% of the issued and outstanding Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the incorporating statute, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all holders of Restricted Share Rights requiring them to surrender their Restricted Share Rights within ten ()(10) days of the mailing of such notice, and the holders of Restricted Share Rights shall be deemed to have surrendered such Restricted Share Rights on the tenth (10th) day after the mailing of such notice without further formality, provided that: (a) the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement restricted share rights to the holders of Restricted Share Rights on the equity securities offered as consideration; (b) the Committee has determined, in good faith, that such replacement restricted share rights have substantially the same economic value as the Restricted Share Rights being surrendered; and (c) the surrender of Restricted Share Rights and the granting of replacement restricted share rights can be effected on a tax-deferred basis under the Income Tax Act (Canada). 5.09 Presence of Clawback Policy: The Corporation has a Clawback Policy (the “Clawback Policy”) in place which applies in the event of a material restatement (“Restatement”) of the Corporation’s financial results as a result of material non-compliance with financial reporting requirements. The recoverable amount under the Clawback Policy is “the amount of Incentive-Based Compensation received by the Executive Officer or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement”. The Clawback Policy applies to any Incentive-Based Compensation, including Restricted Share Rights granted under this Plan, which are granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” (as defined in the Clawback Policy) paid to an Executive Officer (as defined in the Clawback Policy, which includes the Chief - 12 - Executive Officer) during any of the three fiscal completed years immediately preceding the date the Corporation is required to restate its financial results. Kindly refer to the full text of the Clawback Policy for complete details. 5.10 Presence of Stock Ownership Guidelines Policy: The Corporation has a Stock Ownership Guidelines Policy (the “Stock Ownership Policy”) in place which applies to specific executive officers of the Corporation (including the Chief Executive Officer) and to Non-Employee Directors of the Corporation (collectively referred to in the Stock Ownership Policy as “Participants”) and states that, while the Participant is not in compliance with his/her ownership requirement under the Stock Ownership Policy, the Participant must retain an amount equal to 50% of his/her net Shares (“Net Shares”) received as a result of the exercise of stock options or the vesting of any Restricted Share Rights granted to the Participant by the Corporation. “Net Shares” are those Shares which remain after Shares are sold to pay any applicable exercise price for stock options and to satisfy any tax obligations arising in connection with the exercise of stock options or the vesting of Restricted Share Rights, as the case may be. Kindly refer to the full text of the Stock Ownership Policy for complete details. 5.11 Financial Assistance Prohibited: The Corporation is prohibited from providing financial assistance in the form of a loan or otherwise to Participants under this Plan for the purpose of settlement of equity awards under this Plan. 5.12 No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan. 5.13 Compliance with Applicable Law: If any provision of the Plan or any Restricted Share Right contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith. 5.14 Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.